Exhibit 12

COMPUTATION OF RATIOS
(in thousands)

For purposes of calculating the ratio of earnings to fixed charges, the term "earnings" is the amount resulting from adding (i) pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (ii) fixed charges, (iii) amortization of capitalized interest and (iv) distributed income of equity investees, reduced by (i) interest capitalized and (ii) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. "Fixed charges" consist of (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) an estimate of the interest within rental expense.

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown.

(Dollar amounts are in thousands)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Income from continuing operations before income taxes and adjustments for income from partially-owned entities	$230,360	$95,237	$94,287	$190,254	$109,757
Fixed charges	180,558	110,204	52,213	23,648	17,437
Distributed income of equity investees	(31,015)	5,287	(16,098)	(30,421)	(12,234)
Interested capitalized	(18)	—	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(664)	(3,457)	(1,319)	(2,734)	(1,722)
Earnings	$379,221	$207,271	$129,083	$180,747	$113,238

Interest expense	$178,462	$108,193	$50,709	$22,366	$16,233
Capitalized interest	18	—	—	—	—
1/3 of rental expense - interest factor	2,078	2,011	1,504	1,282	1,204
Fixed Charges	$180,558	$110,204	$52,213	$23,648	$17,437

Ratio of earnings to fixed charges	2.10	1.88	2.47	7.64	6.49